VILLAGE SUPER MARKET, INC.
                             733 MOUNTAIN AVENUE
                        SPRINGFIELD, NEW JERSEY 07081
                           PHONE:  (973) 467-2200
                            FAX:  (973) 467-6582



                                  March 25, 2011


H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-0404


      RE:      Village Super Market, Inc.
               Form 10-K for Fiscal year Ended July 31, 2010
               Filed October 12, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed November 1, 2010
               File No. 001-33360


Dear Mr. Owings:

     Thank you for your comments regarding the above-referenced filings. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements. Set forth below are the Staff's comments followed by our responses:

Comment:

     Form 10-K for the Fiscal Year Ended July 31, 2010

     Item 13. Certain Relationships and Related Party Transactions, and Director Independence, page 15.

     1. It appears that you have filed inconsistent "Related Party Transaction" disclosure. On page 15 you incorporate your Related Party Transaction disclosure by reference to your definitive Proxy Statement. We note that you provide this disclosure on page 18 of your definitive Proxy Statement filed on November 11, 2010. However, you also provide "Related Party Transaction" disclosure on page 9 of
          Exhibit 13, Annual Report to Security Holders, to your Form 10-K, and the disclosure contained in Exhibit 13 differs from the disclosure provided in your definitive Proxy Statement. Please revise or advise.

Response:

          The disclosures on page 18 of the Company's definitive Proxy Statement in the "Transactions With Related Persons" section only includes transactions with related persons required under Item 404 of Regulation S-K ("Transactions with related persons, promoters and certain control persons"). The one transaction disclosed in this section of the Proxy Statement relates to the leasing of the Chatham, NJ supermarket from a partnership associated with certain officers of the Company. This transaction is also disclosed on page 9 of the Annual Report to Security Holders.

          The Annual Report to Security Holders includes additional disclosures of related party transactions with Wakefern Food Corporation, the Company's principal supplier. Wakefern Food Corporation is not a related person under item 404. Therefore transactions with Wakefern Food Corporation were not included in the definitive Proxy Statement. The Company has elected to include these disclosures regarding Wakefern Food Corporation in Managements Discussion and Analysis of Financial Condition and Results of Operations in the Annual Report to Security Holders in order to provide readers of the annual report a comprehensive understanding of the Company's relationship with Wakefern Food Corporation, its principal supplier.


Comment:

     Exhibits 31.1 and 31.2

     2. Please ensure that your certifications appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you changed "affect" and "affected" to "effect" and "effected", respectively, in paragraph 4(d). We also note that you deleted "fiscal" in the same paragraph.

Response:

          Future filings will include certifications appearing exactly as set forth in item 601(b) (31) of Regulation S-K.


Comment:

     Definitive Proxy Statement on Schedule 14A, filed November 1, 2010

     3.   We note that you have not included any disclosure in response to
          Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.


Response:

          The Company concluded the compensation policies and practices for its employees do not create risks that are reasonably likely to have a material adverse effect on the Company. We have included this disclosure on page 10 of the definitive Proxy Statement even though such an affirmative statement is not required under item 402(s).

          The Compensation Committee assessed the compensation policies and practices for employees of the Company, paying particular attention to bonus programs that allow for variable payouts. Following this review, the Compensation Committee and management concluded that potential risks arising from these policies and practices were not reasonably likely to have a material adverse effect on the Company.


     Nomination of Candidates to the Board of Directors, page 7

     4. Please provide the disclosure required by Item 407(c)(2)(vi) of Regulation S-K regarding whether, and if so how, the Board of Directors considers diversity in identifying nominees for director. If the Board has a policy with regard to the consideration of diversity, revise your disclosure to describe how this policy in implemented and how the Board assesses the effectiveness of the policy.


Response:

          We respectfully direct the Staff to the disclosure on page 7 of the definitive Proxy Statement in the section "Nomination of Candidates to the Board of Directors": "Each director candidate will be considered without regard to gender, race, religion, national origin or sexual orientation."

          Supplementally, the Company advises the Staff that the Company does not have a policy with regard to the consideration of diversity in identifying director nominees beyond that stated above.


     The Company acknowledges that:

          a. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

          b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

          c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     We appreciate your insistence in ensuring the Company provides appropriate disclosure in its public filings. Should you have any questions about the above responses, please feel free to contact the undersigned at (973) 467-2200.



                                                /s/ Kevin Begley


                                                Kevin Begley
                                                Chief Financial Officer


KB/kd